SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 001-36158

Wix.com Ltd.
(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,
Tel Aviv 6350671, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                         No  ☒

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

Wix.com Ltd. (NASDAQ:WIX) (the “Company”) announced today that Ms. Betsy Atkins, a member of the Company’s board of directors (the “Board”) informed the Company on July 6, 2014 that she is leaving the Board effective immediately.  Ms. Atkins resignation was not the result of any disagreement with the Company.  Ms. Atkins also served as an external director pursuant to the requirements of the Israeli Companies Law.  In that capacity, she served as a member of the Company’s audit, compensation, and nominating and governance committees.

The Company intends to schedule an extraordinary general meeting of its shareholders in the near future to elect a new external director in accordance with the requirements of Israeli Companies Law who will also be an independent director under the NASDAQ listing rules.  Once elected, the Company intends that such external director will be appointed to serve as a member of the Company's audit and compensation committees within 180 days after the effective date of Ms. Atkins’ resignation in order to comply with NASDAQ listing rules.

In the interim, consistent with the requirements of the Israeli Companies Law, Mr. Ron Gutler, an external director of the Board under the Israeli Companies Law, will serve as chairman of the Company’s compensation committee and Mr. Yuval Cohen, an independent director of the Board under NASDAQ listing rules, will serve as a member of the Company’s compensation committee and the audit committee, and Mr. Roy Saar an independent director of the Board, will serve as a member of the Company’s nominating and governance committees, each appointment will be effective on July 24, 2014.  Following these appointments, the compensation committee will be comprised of Mr. Gutler, Mr. Cohen and Mr. Mark Tluszcz, the audit committee will be comprised of Mr. Gutler, Mr. Cohen and Mr. Roy Saar and the nominating and governance committees will be comprised of Mr. Gutler and Mr. Roy Saar.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIX.COM LTD.

Date: July 17, 2014	By:	/s/ Eitan Israeli
Name: Eitan Israeli
Title: VP & Legal Counsel